Douglas M. Berman (214) 855-4149 dberman@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS (512) 499-3800 CHICAGO, ILLINOIS (312) 425-3900 HOUSTON, TEXAS (713) 951-3300 LOS ANGELES, CALIFORNIA (310) 820-8800 SAN ANTONIO, TEXAS (210) 246-5000 WASHINGTON, D.C. (202) 326-1500
November 14, 2005

VIA EDGAR FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Attention:	Daniel F. Duchovny, Attorney-Advisor
Office of Mergers and Acquisitions

Re:	FIRSTPLUS Financial Group, Inc.
Definitive Additional Materials
Filed October 25, 2005
File No. 1-13753

Ladies and Gentlemen:

On behalf of FIRSTPLUS Financial Group, Inc. (the “Company”), we are transmitting via EDGAR to the Securities and Exchange Commission (the “Commission”) the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of Daniel F. Duchovny, Attorney-Advisor, Office of Mergers and Acquisitions, dated November 1, 2005 (the “Comment Letter”).

The responses herein are based on information provided to this firm by the Company. As we discussed in a telephone conference on November 10, 2005 with Daniel F. Duchovny of Staff, many of the responses below refer the Staff to materials previously supplied supplementally or in the Company’s filings with the Commission. For your convenience, we have repeated each comment prior to the response.

1.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In any future materials, clearly characterize any statements of belief or opinions as such. Support for opinions or beliefs should be self-evident, disclosed in the additional soliciting materials or provided to the staff on a supplemental basis. We note, for example:

•	Your description of the proceeds of the sale of your interest in Capital Lending as having provided a three-fold return in a relatively short period of time (page 1 of the letter to shareholders).
•	Your disclosure that your "base continues to improve" (page 1 of the letter).
•	Your disclosure that you are "confident in [your] strengths" (page 2 of the letter).
•	Your disclosure that the company is "once again on the move" and that this achievement is due to the efforts of a "committed and untiring" board of directors (page 5 of the letter).
•

Your disclosure that "FIRSTPLUS has within its reach opportunities that were unattainable several years ago. FIRSTPLUS has maintained and, in some cases, enhanced its network relationships and has received positive feedback from these relationships. . . . We believe that FIRSTPLUS can attain new heights" (page 5 of the letter).

•	Your disclosure that in 2003 the company received a "substantial return" on a small investment it had made (page 5 of the letter).

Provide support for these statements on a supplemental basis. Note that we may have further comments.

In response to the Staff’s comment, in any future materials, the Company will clearly characterize any statements of belief or opinions as such. The Company informs the Staff that bullet points 1, 2 and 6 refer the Company’s investment in Capital Lending Strategies, LLC, which is described in detail in the Company’s proxy statement under the heading “Certain Relationships and Related Transactions.”

The Company informs the Staff that bullet points 3, 4 and 5 refer to the Company’s strategic plans discussed under the heading “Plan of Operation” in the Company Annual Report on Form 10-KSB filed with the Commission on September 22, 2005 (the “Form 10-KSB”). For example, in connection with the Company’s bases for the statements in bullet points 3, 4 and 5, the Company stated:

“Primarily due to lack of funds, the Company has for the most part been in a dormant capacity for the past several years. Since 1999, the Company has managed to avoid bankruptcy by negotiating with creditors and utilizing the anticipated but uncertain cash flow from an allowed unsecured claim against FPFI, more commonly known as the FPFG Intercompany Claim. The Company's management has withstood the pressure from creditors and avoided bankruptcy primarily by assigning portions of the FPFG Intercompany Claim to various creditors. However, the Company has maintained that one of its strategies has been to create value in the Company so that its prospects are enhanced for the future. The Company has been active in seeking a platform for operations and has pursued several opportunities; however those opportunities were abandoned when the transactions did not meet the expectations of the Company after further examination and the Company learned of opposition to those transactions by certain shareholders.”

2.

On a supplemental basis, provide support for the company's available "opportunities" and, with a view toward disclosure, provide additional information regarding your future plans. In this letter, you state that the "areas for opportunity may include buying an existing company, merging with a growing concern or entering into a joint venture." Is management and/or the board certain that such opportunities are available?

The Company informs the Staff that it intends to provide appropriate disclosures regarding any transactions the Company enters into at the appropriate time. The Company has been engaged in a pursuit of available opportunities for several years. In addition, there have been three previous transactions that the Company considered, two of which were ultimately abandoned. Please see the disclosure under the heading “Certain Relationships and Related Transactions” in the Company’s proxy statement for a description of the Company’s transactions with Capital Lending Strategies, LLC.

While the Company continues to review the marketplace for opportunities, there are no current opportunities that are ripe for disclosure. In stating that “areas for opportunity may include,” the Company was describing the market sectors it was evaluating, as opposed to a specific transaction it was evaluating, and the Company used the phrase “may include” to specify that it was not certain such opportunities would be available. Information regarding the Company’s future plans are set forth in the Form 10-KSB under the heading “Plan of Operation.”

3.

In future communications, where you make statements about the accomplishments of your board and officers over the past few years, it appears that you should balance these statements with information regarding the company's failure to file required annual and periodic reports during that time. In addition, where you make statements such as "[t]he minimal activity of FIRSTPLUS, driven by the dearth of working capital, also militated against incurring the expense of calling a shareholders meeting," etc., it appears that you should also inform security holders of other material reasons why the company has not or could not hold a meeting. For example, the company could not hold an annual meeting because it could not provide audited financial statements.

The Company hereby informs the Staff that in future communications, where it makes statements about the accomplishments of its board and officers over the past few years, where applicable, it will balance these statements with information regarding the Company's failure to file required annual and periodic reports during that time. In addition, the Company will also inform security holders of other material reasons why the Company has not or could not hold a meeting, including, for example, that the Company could not hold an annual meeting because it could not provide audited financial statements.

4.

Refer to the "home" page on your website, www.firstplusgroup.com. Provide us support for the statements in the penultimate paragraph of the letter to security holders and revise the website in accord with comment one above.

The penultimate paragraph of the letter to security holders reads as follows:

“FIRSTPLUS is prepared to re-enter the market place with the confidence to succeed. We have a solid network and alliances in major markets that have been anticipating our reemergence. The consumer finance industry has been profiting over the past few years and FIRSTPLUS is prepared to engage in that market. Some shareholders refuse to visualize the enormous possibilities and resources available to FIRSTPLUS. Our only response to those nonbelievers is simply this, we started this company with two people and a vision. Within a few short years we ascended to the pinnacle of the consumer finance industry. That is the company that our shareholders invested in.”

In response to the Staff’s comment, the Company points to the following statements in the Form 10-KSB under the heading “Description of Business”:

“FIRSTPLUS Financial Group, Inc. (the “Company”) was incorporated in 1994 in the State of Nevada. The Company was a diversified consumer finance company that originated, serviced, and sold consumer finance receivables. The Company operated through various subsidiaries until 1998 when macroeconomic factors adversely affected financial markets and largely destroyed the industry’s access to the capital markets. Without access to working capital, the Company’s ability to provide consumer-based products evaporated and, like virtually all its competitors, it saw its business liquidated to satisfy obligations. The Company’s principal operating subsidiary, FIRSTPLUS Financial, Inc. (“FPFI”), engaged in the business of originating, purchasing, marketing and servicing home equity loans. Prior to the collapse of the financial markets, its primary loan product was a credit consolidation or home improvement loan, which was generally secured by a second lien on real property (commonly referred to as a “high loan to value” or “HLTV” loan). Over the course of many years, FPFI originated billions of dollars of loans. By 1998, FPFI had attained a market leadership position in the HLTV loan business.”

In addition, the Company points to the following statements in the Form 10-KSB under the heading “Plan of Operation”:

“Primarily due to lack of funds, the Company has for the most part been in a dormant capacity for the past several years. Since 1999, the Company has managed to avoid bankruptcy by negotiating with creditors and utilizing the anticipated but uncertain cash flow from an allowed unsecured claim against FPFI, more commonly known as the FPFG Intercompany Claim. The Company's management has withstood the pressure from creditors and avoided bankruptcy primarily by assigning portions of the FPFG Intercompany Claim to various creditors. However, the Company has maintained that one of its strategies has been to create value in the Company so that its prospects are enhanced for the future. The Company has been active in seeking a platform for operations and has pursued several opportunities; however those opportunities were abandoned when the transactions did not meet the expectations of the Company after further examination and the Company learned of opposition to those transactions by certain shareholders.”

5.

It appears that the information on your website, particularly the "home" page, is soliciting material that should have been filed on the date of first use as required by Rule 14a-12 or Rule 14a-6. Note that Rule 14a-12 applies to communications made prior to the filing of your definitive proxy, and Rule 14a-6 applies to communications after the definitive proxy is filed. File the letter to shareholders in EDGAR under the appropriate Rule. Also confirm that all future written communications, including any scripts used in the solicitation of proxies, will be filed on the date of first use.

In response to the Staff’s comment, the Company has filed the letter to shareholders with the Commission via EDGAR pursuant to Rule 14a-6. The Company hereby confirms that all future written communications, including any scripts used in the solicitation of proxies, will be filed on the date of first use.

6.

Refer again to your website. We remind you that you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. On a supplemental basis, provide us support for the statements in the third through ninth paragraph of the letter on your "home" page.

The Company hereby provides support of the statements in the third through ninth paragraphs of the letter previously on its “home” page. For your convenience, we have numbered and repeated each such paragraph prior to the response. As we discussed in a telephone conference on November 10, 2005 with Daniel F. Duchovny of Staff, many of the responses below refer the Staff to materials supplied supplementally.

(3)

It has come to our attention that inaccurate and unauthorized information has been released without supporting factual data. When this occurs speculation runs rampant, opinions are formed and conjecture becomes misleading facts.

As we have discussed with the Staff, it has come to the Company’s attention that in violation of Rule 14a-3(a), among other rules, a committee of one or more individuals calling itself the FPFX Steering Committee (the “Steering Committee”) has been disseminating materials (the “Updates”) to Company shareholders in an effort to influence, or even conduct, the election for the Company’s board of directors. These Updates have not been authorized, approved or reviewed by the Company prior to their publication and dissemination by the Steering Committee. The Updates often contain false and misleading information regarding the Company and its former business. For example, many of the Updates refer to loan pools and reserves owned by the Company. However, the publicly available documents for FirstPlus Financial, Inc.’s (“FPFI”) bankruptcy proceedings clearly indicate that (1) residual assets relating to securitization transactions were property of FPFI, not the Company, and (2) the Company has no operations with respect to, or any control over, the securitized loans.

(4)

I do not monitor, participate in or post comments in internet chat rooms, but what has been brought to my attention is just short of shameful. Truth and accuracy seem to have become the casualties. In our communications with shareholders, it appears that the chat room discussions are responsible for a great deal of confusion as to FIRSTPLUS, including:

•	which entity filed bankruptcy,

•	a misunderstanding of the trustee responsibilities for the Grantor Trust established by FIRSTPLUS,

•	serious misinformation regarding creditor claims,

•	a lack of understanding of FIRSTPLUS’ role in the previously securitized loan pools that had been sold in the marketplace, and

•	unfounded accusations about current management.

The following are brief examples of statements supporting the statements made in the bullet points above. The Company has only provided one or two examples per statement but can provide additional examples upon request.

With respect to the first and second bullet points, in post number 22280 on Raging Bull dated March 16, 2005, paintman430 stated (as posted), “It seems that the BK judge/trustee should have issued orders to FPFX to operate the trust in a timely and legal manner, including the agreed upon dispursement of funds.” The Company informs the Staff that (1) the Grantor Trust is not part of the bankruptcy case, and (2) the Company has not filed for bankruptcy protection, rather its main operating subsidiaries filed for bankruptcy protection in 1999.

With respect to the second bullet point, in post number 22210 on Raging Bull dated February 28, 2005, paintman430 stated (as posted):

“Trusting my memory and what is posted on this board, both questionable, the management of FPFX set up the trust, put George T. Davis in charge, and that management is now somehow preventing Obergfell from putting the appropriate monies in the trust.

If this is accurate, I don't understand how the management of FPFX can legally do this.

If this isn't accurate, would you or anyone give us an accounting of the situation?”

As the Company stated in its Form 8-K filed with the Commission on January 5, 2005, the FPFI Creditor Trust, a trust created to implement FPFI’s plan of reorganization (the “Creditor Trust”) filed an interpleader with respect to the funds it was preparing to distribute to the Grantor Trust because of communications it had received from Mr. Davis, not the Company.

With respect to the third bullet point, demonstrating a lack of understanding of creditor claims, in post number 22236 on Raging Bull dated March 4, 2005, gatta-git-it stated (as posted):

“It was one year ago, March 03,2004,that David Obergfell, trustee of the court signed as acknowledgement that the assignor, FPFG, inc. signature via Jack Draper, president, assigns 53% of "the Grantor trust" class IV to the assignee- FPFG inc. Grantor Residual Trust signed by the trustee, George T. Davis.

Legal question 1, why was it affixed as 53%. What legal provisions arising from the court allowed for a 47% hold back by FPFG inc?”

The Company informs the Staff that (1) the percentages refer to the then-known percentage of the FPFI Intercompany Claim remaining available to the Company following assignments to various creditors following FPFI’s bankruptcy proceedings, not a “hold back,” and (2) George Davis was aware of, and executed the document described in the above referenced post. In addition, at the time of executing such document, Mr. Davis was the trustee of the Grantor Trust, a director of the Company, and the Company’s Vice President for Shareholder Relations. As described in the Company’s response to Staff Comment No. 6 below, the Company believes that Mr. Davis is an affiliate of certain of the petitioners.

With respect to the fourth bullet point, we refer you to the Updates and the email, dated September 17, 2004, from David Obergfell, the trustee of the Creditor Trust, to Mr. Danford Martin regarding Mr. Martin’s lack of understanding regarding the loan pools. Such email is being provided supplementally hereto. In addition, in post number 22945 on Raging Bull dated June 15, 2005, paintman430, without any factual support, stated (as posted): “Indications are that the monies coming in will easily exceed $1.50/share, but the question remains as to how far present shareholders will dig into their pockets to continue the fight.”

With respect to the fifth bullet point, in post number 23400 on Raging Bull dated August 15, 2005, vvbob stated (as posted):

“Just a matter of time

Until we kick the lying cheats out & install some HONEST people on the BOD.

I am sure we ALL WILL BE AMAZED at what will be revealed when FP becomes an open book.....And I bet we haven't even scratched the surface (with our comments on this board) relating the corruption that lies within FP.

vvbob”

In addition, in post number 22731 on Raging Bull dated May 22, 2005, leo09902 stated (as posted):

“fpfx management

1)are greedy beyond belief.

2)they have sold their soul to the devil

3)they will lie and defraud , cheat and effectively steal money from shareholders for their personal gain.

4)their ethics have been thrown out the window.

5)for them if making money mean breaking the law ,lying , stealing ,defrauding ,falsifying , harming other people or seeing other people suffer...... IT'S OKAY.

6)finally are man without conscience.

good night is time to go sleep.

leo

one more thing ..the killer number one in america is money

no cancer.”

(5)

I have made it known that I will answer e-mails providing the e-mails are not inflammatory in nature, factually inaccurate or meant to incite controversy. Recently I responded to an e-mail from a shareholder and posted my response to our website. To protect his identity I referred to sender as Rick. If I were to disclose his identity I am confident many shareholders would know him. If, however, he decided to disclose his identity I would support him.

The Company has indicated that it will accept shareholder inquiries and respond as appropriate. It has come to the Company’s attention that certain responses have been distributed and posted on Raging Bull. In response, the Company previously posted the above mentioned response to a shareholder inquiry on its website. Through its communications with such shareholder, the Company is aware of the identity of such shareholder and that such shareholder has been in communication with other shareholders.

(6)

FIRSTPLUS stands firm with the answers provided in the aforementioned response. There are funds available for immediate distribution to shareholders. Unfortunately the distribution of these funds is being blocked by the original trustee of the Grantor Trust, with the apparent guidance and encouragement of Dan Martin and Robert Davis, his brother, and others working closely in concert with him.

As discussed in the Form 10-KSB under the heading “Legal Proceedings—Grantor Trust Litigation,” distributions on the FPFG Intercompany Claim, including distributions to the Grantor Trust, became available in the fourth quarter of 2004. Prior to the actual distribution of funds to the Grantor Trust, a dispute arose with Mr. Davis, then the trustee of the Grantor Trust, concerning the validity of the Company’s appointment of additional trustees for the Grantor Trust. Because this unresolved issue led to uncertainty on the part of the Creditor Trust as to who could properly direct the distribution of funds to the Grantor Trust, the Creditor Trust requested that the bankruptcy court take custody of the funds and resolve the trustee issue. The bankruptcy court determined, however, that it did not have jurisdiction to resolve that dispute and dismissed the Creditor Trust’s request. A separate action in Texas court regarding the trustees of the Grantor Trust remains pending, and while funds totaling approximately $7.9 million are currently available for distribution by the Creditor Trust to the Grantor Trust, no such funds have actually been distributed to the Grantor Trust due to the dispute over the trustee issue. In an effort to resolve the dispute between the additional trustees and Mr. Davis, the additional trustees proposed an immediate distribution to the Grantor Trust, followed by a $3.5 million distribution to the shareholders which the additional trustees agreed would not affect the determination of the issues in the Trust Suit. Mr. Davis has continued to object to any distribution to shareholders unless he can be designated as the sole party to have access and control over the funds held by the Grantor Trust. Mr. Davis’ refusal to attempt to resolve the dispute between the trustees has amounted to a veto of the intended distribution to the shareholders. We are providing under separate cover an email from Mr. Kenneth Bolster, a shareholder of the Company, to the Company and Mr. Davis discussing his coordinated actions with Mr. Davis, Mr. Martin, George Eberting (a nominee for director of the Company nominated by the FPFX Shareholder Value Committee) and other named shareholders to block any such intended distribution.

With respect to the connections between Mr. Davis and certain of the petitioners in the Company’s special meeting litigation, also as discussed in the Form 10-KSB, the Company believed that Mr. Davis would also have the confidence of a group of shareholders with whom the Company consulted prior to the formation of the Grantor Trust, including a group of shareholders purportedly represented by Mr. Martin. In addition, as disclosed in the petitioners’ preliminary proxy statement, Mr. Davis is the brother of Robert Davis. In addition, the Company is aware of other coordinated actions between the parties with respect to the Grantor Trust and the litigation involving the Grantor Trust including communications from Mr. Davis and Mr. Martin and the trustee of the Creditor Trust as well as the bankruptcy court for FPFI and the U.S. Department of Justice which indicate coordinated actions of Mr. Davis and Mr. Martin, which are being provided supplementally under separate cover.

(7)

Our offices are in Irving, Texas and since December 2003 there has not been a request to visit our offices. Nor have there been many calls from shareholders. I have received calls from several shareholders and have returned those calls.

The Company informs the Staff that while the Company has received and answered shareholder inquiries, it has not received any requests to visit its offices.

(8)

FIRSTPLUS has creditors with legitimate claims that predate the creation of the Grantor Trust. Without the agreements with creditors, FIRSTPLUS would have been forced into bankruptcy many years ago. The Grantor Trust was created to protect the value for creditor claims and the value for shareholders with provisions for multiple trustees.

With respect to the creditors which predate the creation of the Grantor Trust, the Company refers the Staff to the Modified Third Amended Plan of Reorganization of FirstPlus

Financial, Inc. Trust Agreement for the FPFI Creditor Trust, filed as Exhibit 2.2 to the Form 10-KSB. In addition, certain specific creditors are discussed in the Form 10-KSB under the heading “Legal Proceedings—Bankruptcy of FirstPlus Financial, Inc.” In addition, the Company informs the Staff that the Grantor Trust was created in 2002, and the Company had a long history preceding that date, which included incurring debts.

The Company operated through its subsidiaries, including FPFI. Prior to 1998, the Company operated its business through its subsidiaries until 1998 when macroeconomic factors adversely affected financial markets and largely destroyed the industry’s access to the capital markets. Without access to working capital, the ability of the Company to provide its consumer-based products evaporated and, like virtually all its competitors, it saw its business liquidated to satisfy obligations. The Company’s largest subsidiary was FPFI, a company that engaged in the business of originating, purchasing, marketing and servicing home equity loans. Prior to the collapse of the financial markets, its primary loan product was a credit consolidation or home improvement loan, which was generally secured by a second lien on real property (commonly referred to as a “high loan to value” or “HLTV” loan). FPFI’s business depended on its ability to securitize or sell the HLTV loans in the secondary market in order to generate cash proceeds to repay warehouse lines of credit, fulfill repurchase obligations and for new originations and loan purchases. The value of and market for FPFI’s loans were dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Starting in mid-1998, a prolonged, substantial reduction in the size of the secondary market for loans of the type originated or purchased by FPFI adversely affected its ability to securitize or sell loans with a consequent adverse impact on its ability to continue to originate and purchase loans. Due to the disappearance of the secondary market, which destroyed the HLTV loan market and FPFI’s business, FPFI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. In the plan of reorganization, the Company was able to resolve many of its own creditor claims through the plan of reorganization.

With respect to the creation of the Grantor Trust, the Company informs the Staff that the agreement creating the Grantor Trust, the FIRSTPLUS Financial Group, Inc. Grantor Residual Trust Agreement, was filed as Exhibit 4.6 to the Form 10-KSB. The reason for the creation of the trust was stated in the preamble to the trust agreement as follows (capitalized terms defined therein): “To create a trust estate for the benefit of itself, the Settlor hereby transfers to the Trustee the cash flow instrument representing its rights as a creditor of FirstPlus Financial, Inc. (the "Debtor") (pursuant to the Third Amended Plan of Reorganization of the Debtor) to cash flow from the Residuals (as defined in Section IV(d)) (the "Trust Estate").” In addition, Section III(a) of the trust agreement discusses distributions of the trust estate as follows: “Commencing upon the date hereof and until the Termination Date, as hereinafter defined, the Trustee shall hold all of the net income from the Trust for the benefit of the beneficiary; provided, however, that the beneficiary hereby directs the Trustee to distribute from time to time, to the Designated Recipients, each Designated Recipient's pro rata share of the income and principal then on hand in the discretion of the Trustee, all in accordance with corporate law; provided, further, that the Trustee shall make no distributions from the Trust Estate to Shareholders if such distributions would render the Settlor insolvent.”

(9)	With the creativity of its management team, FIRSTPLUS skillfully avoided bankruptcy. This carefully crafted strategy provided us an opportunity to survive. The upside for FIRSTPLUS is we are able to manage the remaining creditor claims, make a long anticipated distribution to shareholders and re-enter the market place. There have been comments that some shareholders want to distribute all funds and liquidate the company. I am confident that most shareholders have not held their stock just to liquidate the company.

The Company hereby informs the Staff that although it had incurred its own debts and had many of its own creditors, the Company did not file for bankruptcy. The Company’s subsidiary, FPFI, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in March 1999. As a result, the Company is an existing entity that has not been merged, liquidated or placed in receivership. The Company discussed its management of creditor claims in the Form 10-KSB under the heading “Legal Proceedings—Bankruptcy of FirstPlus Financial, Inc.” In addition, the Company discussed its plan to make a distribution to shareholders in the Form 10-KSB under the heading “Legal Proceedings—Grantor Trust Litigation.”

While the Company is not aware of widespread support among the shareholders of the Company for liquidation, the Company is aware of certain shareholder communications advocating a liquidation. For example, in the post number 22458 on Raging Bull dated April 13, 2005, riggs429 stated (as posted): “james, I don’t care about annual meetings. Elect the new BOD, if there is no business, then divide up the cash among remaining shareholders and good riddance. We seen enough of this companies corruption.”

Closing Comments

The Company acknowledges the Commission’s comments. These general comments have been noted and/or complied with as applicable.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Douglas M. Berman
Douglas M. Berman

Attachments

cc:	Jack (J.D.) Draper	.
Andrew E. Jillson, Esq.

Joseph C. Edwards, Esq.

Robert W. Dockery, Esq.

Mark D. Wigder, Esq.

James W. Puzey, Esq.